FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Three months ended June 2006

2.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 26, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2006

Date:	July 26, 2006

Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Tomoyuki Funabiki
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)
(1) Operating Results

	For the three months ended June 30		For the year ended March 31
	2006	2005	2006
	(Yen amounts in millions, except per share data)
Total revenue	401,730	319,634	1,792,840
Change from the three months ended June 30, 2005	25.7%

Net revenue	205,934	187,533	1,145,650
Change from the three months ended June 30, 2005	9.8%

Income from continuing operations before income taxes	33,404	29,098	445,600
Change from the three months ended June 30, 2005	14.8%

Income from discontinued operations before income taxes	—	1,606	99,413
Change from the three months ended June 30, 2005	—

Net income	20,138	8,321	304,328
Change from the three months ended June 30, 2005	142.0%

Basic net income per share	10.52	4.30	159.02
Diluted net income per share	10.50	4.30	158.78
Return on shareholders’ equity (ROE)	3.9	1.8	15.5

Note:

1.	The results of discontinued operations have been removed from the results of continuing operations.
2.	Net income is comprised of Income from continuing operations and Gain on discontinued operation.

(2) Financial Position

	At June 30		At March 31
	2006	2005	2006
	(Yen amounts in millions, except per share data)
Total assets	31,552,939	34,163,926	35,026,035
Shareholders’ equity	2,076,754	1,843,315	2,063,327
Shareholders’ equity as a percentage of total assets	6.6	5.4	5.9
Shareholders’ equity per share	1,089.69	961.94	1,083.19

(3) Adoption of simple method in recognition method: None

(4) Difference in recognition method with latest fiscal year: Yes

(5) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 193

Number of affiliated companies, which were accounted for by the equity method: 13

(6) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 16	Exclusion 2
Number of equity method application	Inclusion 0	Exclusion 1

(7) Cash Dividends

June 30, 2006	8.0 Yen per share for the three months ended June 30, 2006
Note: Payment date	September 1, 2006

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

Financial Summary for the Three Months Ended June 30, 2006

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	June 30, 2006 (2006.4.1 ~ 2006.6.30) (A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (B)	(A-B)/(B)	June 30, 2005 (2005.4.1 ~ 2005.6.30) (C)	(A-C)/(C)
Net revenue	205.9	325.7	(36.8)	187.5	9.8
Non-interest expenses	172.5	198.7	(13.2)	158.4	8.9

Income from continuing operations before income taxes	33.4	127.0	(73.7)	29.1	14.8
Income from discontinued operations before income taxes	—	82.6	—	1.6	—

Income before income taxes	33.4	209.6	(84.1)	30.7	8.8

Income from continuing operations	20.1	82.8	(75.7)	9.1	120.5
Gain on discontinued operations	—	45.9	—	(0.8)	—

Net income	20.1	128.6	(84.3)	8.3	142.0

Return on equity (ROE)	3.9%	25.4%	—	1.8%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 205.9 billion yen for the three months ended June 30, 2006, a 36.8% decline from the previous quarter and 9.8% increase compared to the prior-year first quarter. Non-interest expenses decreased 13.2% from the previous quarter and increased 8.9% compared to the prior-year first quarter to 172.5 billion yen. Income before income taxes (total of continuing operations and discontinued operations) of 33.4 billion yen was down 84.1% from the previous quarter and up 8.8% compared to the prior-year first quarter, while net income (total of continuing operations and discontinued operations) declined 84.3% from the previous quarter and increased 142% compared to the prior-year first quarter to 20.1 billion yen. ROE for the quarter was 3.9%.

Total of business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	June 30, 2006 (2006.4.1 ~ 2006.6.30) (A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (B)	(A-B)/(B)	June 30, 2005 (2005.4.1 ~ 2005.6.30) (C)	(A-C)/(C)
Net revenue	209.8	282.2	(25.7)	171.4	22.4
Non-interest expenses	155.3	180.9	(14.2)	134.0	15.9

Income before income taxes	54.4	101.2	(46.2)	37.4	45.5

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes.

Net revenue of business segments for the three months ended June 30, 2006, was 209.8 billion yen, a 25.7% decline from the prior quarter and 22.4% increase compared to the same period last year. Non-interest expenses decreased 14.2% from the previous quarter and increased 15.9% compared to the prior-year first quarter to 155.3 billion yen. Income before income taxes decreased 46.2% from the previous quarter and increased 45.5% compared to the prior-year first quarter to 54.4 billion yen. Please refer to Page 21 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	June 30, 2006 (2006.4.1 ~ 2006.6.30) (A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (B)	(A-B)/(B)	June 30, 2005 (2005.4.1 ~ 2005.6.30) (C)	(A-C)/(C)
Domestic Retail	42.5	51.4	(17.2)	30.3	40.4
Global Markets	14.3	66.0	(78.3)	(0.7)	—
Global Investment Banking	5.6	17.0	(67.2)	2.2	156.8
Global Merchant Banking	9.8	(21.0)	—	(5.9)	—
Asset Management	5.2	5.7	(8.9)	4.0	31.8

Sub Total	77.5	119.1	(35.0)	29.9	159.4
Other	(23.0)	(17.9)	—	7.6	—

Income before income taxes	54.4	101.2	(46.2)	37.4	45.5

*	In January 2006, certain functions of Other business were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Domestic Retail income before income taxes declined 17.2% from the previous quarter and increased 40.4% compared to the prior-year first quarter to 42.5 billion yen. In Global Markets, income before income taxes of 14.3 billion yen was down 78.3% from the previous quarter and grew by 15.1 billion yen compared to first quarter of last year. Global Investment Banking income before income taxes declined 67.2% from the previous quarter and increased 156.8% compared to the prior-year first quarter to 5.6 billion yen. In Global Merchant Banking, income before income taxes grew by 30.8 billion yen from the previous quarter and by 15.7 billion yen compared to the prior-year first quarter to 9.8 billion yen. Asset Management income before income taxes fell 8.9% from the previous quarter and increased 31.8% compared to the prior-year first quarter to 5.2 billion yen.

Other loss before income taxes was 23 billion yen. Total income before income taxes for all business segments was 54.4 billion yen, down 46.2% from the prior quarter and up 45.5% from the prior-year first quarter.

Financial Position

Total assets at June 30, 2006 were 31.6 trillion yen, a decrease of 3.5 trillion yen compared to March 31, 2006, reflecting a decrease in collateralized agreements. Total liabilities at June 30, 2006 were 29.5 trillion yen, a decrease of 3.5 trillion yen compared to March 31, 2006, due to a decrease in collateralized financing. Total shareholders’ equity at June 30, 2006 was 2,077 billion yen, an increase of 13 billion yen compared to March 31, 2006.

Business Segment Results for the Three Months Ended June 30, 2006

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2006 (2006.4.1 ~ 2006.6.30) (A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (B)	(A-B)/(B)
Net revenue	105.6	123.6	(14.5)
Non-interest expenses	63.1	72.2	(12.6)

Income before income taxes	42.5	51.4	(17.2)

Net revenue decreased 14.5% from the previous quarter to 105.6 billion yen. Non-interest expenses were down 12.6% to 63.1 billion yen. Income before income taxes was 42.5 billion yen, down 17.2% compared to the prior quarter.

Stock brokerage commissions declined due to a drop in equity transaction values resulting from a correction in the domestic stock market. On the other hand, commissions for distribution of investment trusts remained high, reflecting the delivery of products matched to the diversifying needs of our customers such as funds offering frequent distributions and absolute return funds.

Although net asset inflow for the first quarter increased, Domestic Client Assets* declined by 3.8 trillion yen compared to the end of the previous quarter to 76.7 trillion yen, mainly due to the slump in the stock market.

*	Domestic Client Assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2006 (2006.4.1 ~ 2006.6.30) (A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (B)	(A-B)/(B)
Net revenue	68.9	128.4	(46.4)
Non-interest expenses	54.6	62.4	(12.6)

Income before income taxes	14.3	66.0	(78.3)

Net revenue decreased 46.4% from the previous quarter to 68.9 billion yen. Non-interest expenses fell 12.6% to 54.6 billion yen. Income before income taxes declined 78.3% to 14.3 billion yen.

In Fixed Income, revenue from the asset finance business eased off from the revenue-generating previous quarter, and trading revenue declined due to slower sales of foreign currency bonds and structured bonds. In Equity, order flow from block trades declined and trading revenue fell due to the stock market decline.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2006 (2006.4.1 ~ 2006.6.30) (A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (B)	(A-B)/(B)
Net revenue	18.8	31.1	(39.6)
Non-interest expenses	13.2	14.2	(6.5)

Income before income taxes	5.6	17.0	(67.2)

Net revenue decreased 39.6% from the previous quarter to 18.8 billion yen. Non-interest expenses decreased 6.5% to 13.2 billion yen, while income before income taxes fell 67.2% to 5.6 billion yen.

The overall value of equity financing in the market dropped due to seasonal factors. In equity underwriting, we acted as lead manager for such deals as the offering of Mitsubishi UFJ Financial Group shares by The Resolution and Collection Corporation. We topped the Equity and Equity-Related (Japan) league table* for the six months to June 2006. In our solution business, MPO results for the first quarter totaled eight deals and 342.2 billion yen, including a 300 billion yen deal for Sojitz. In M&A, we acted as financial advisor on such deals as the sale of Wakodo by Sankyo to Asahi Breweries, and the deal to turn Kirin Beverages into a wholly-owned subsidiary of Kirin Brewery.

*	Source: Thomson Financial

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2006 (2006.4.1~ 2006.6.30) (A)	March 31, 2006 (2006.1.1~ 2006.3.31) (B)	(A-B)/(B)
Net revenue	12.1	(15.5)	—
Non-interest expenses	2.3	5.5	(57.8)

Income before income taxes	9.8	(21.0)	—

Net revenue increased by 27.6 billion yen compared to the previous quarter to 12.1 billion yen, while non-interest expenses decreased 57.8% to 2.3 billion yen. Income before income taxes grew by 30.8 billion yen from the previous quarter to 9.8 billion yen.

During the quarter, gains from the sale of part of Nomura Principal Finance’s (NPF) stake in Resort Solution and unrealized gains/losses from investee companies were booked in addition to realized and unrealized gains from the partial sale of Terra Firma investee companies and unrealized gains/losses on private equity investments in Europe.

In terms of new investments, NPF conducted a tender offer for Skylark, a major restaurant chain in Japan, via a special purpose vehicle in which it holds the majority stake.

[1]	Source: Thomson Financial

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2006 (2006.4.1 ~ 2006.6.30) (A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (B)	(A-B)/(B)
Net revenue	17.6	18.4	(4.4)
Non-interest expenses	12.4	12.7	(2.3)

Income before income taxes	5.2	5.7	(8.9)

*	In January 2006, certain functions of Other business were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue decreased 4.4% from the previous quarter to 17.6 billion yen, while non-interest expenses declined 2.3% to 12.4 billion yen. Income before income taxes fell 8.9% to 5.2 billion yen.

Distribution of funds offering frequent distributions such as the My Story Profit Distribution-type Fund and newly-launched funds such as absolute return funds and regional index funds was robust during the quarter. However, total assets under management in Asset Management as of the end of June declined by 150 billion yen from the end of March to 23 trillion yen due to the stock market decline.

Funds for bank customers and the Nomura Global 6 Assets Diversified Fund distributed by Japan Post saw steady increases in net assets.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2006 (2006.4.1 ~ 2006.6.30) (A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (B)	(A-B)/(B)
Net revenue	(13.3)	(3.9)	—
Non-interest expenses	9.7	14.0	(30.5)

Income(loss) before income taxes	(23.0)	(17.9)	—

Loss before income taxes was 23.0 billion yen for the three months ended June 30, 2006, mainly due to losses such as net gain/loss on trading related to economic hedging transactions. (Please refer to Page 17 for details.)

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2006 (2006.4.1 ~ 2006.6.30) (A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (B)	(A-B)/(B)
Compensation and benefits	79.5	87.7	(9.3)
Commissions and floor brokerage	9.8	9.3	5.4
Information processing and communications	23.0	27.3	(15.9)
Occupancy and related depreciation	13.4	14.3	(6.0)
Business development expenses	7.2	9.6	(24.8)
Other	22.4	32.8	(31.6)

Non-Interest Expenses	155.3	180.9	(14.2)

Business segment non-interest expenses decreased 14.2% from the previous quarter to 155.3 billion yen. Compensation and benefits expenses decreased 9.3% from the previous quarter to 79.5 billion yen and information processing and communications expenses decreased 15.9% compared to the previous quarter to 23 billion yen.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the three months ended			For the year ended
	June 30, 2006 (A)	June 30, 2005 (B)	(A-B)/(B)	March 31, 2006
Revenue:
Commissions	79,579	55,152	44.3	356,325
Fees from investment banking	14,351	14,719	(2.5)	108,819
Asset management and portfolio service fees	29,732	19,942	49.1	102,667
Net gain on trading	55,770	70,802	(21.2)	304,223
Gain (loss) on private equity investments	9,784	(2,490)	—	12,328
Interest and dividends	207,860	132,914	56.4	693,813
(Loss) gain on investments in equity securities	(20,509)	(2,825)	—	67,702
Private equity entities product sales	20,985	24,520	(14.4)	88,210
Other	4,178	6,900	(39.4)	58,753

Total revenue	401,730	319,634	25.7	1,792,840
Interest expense	195,796	132,101	48.2	647,190

Net revenue	205,934	187,533	9.8	1,145,650

Non-interest expenses :
Compensation and benefits	82,768	72,612	14.0	325,431
Commissions and floor brokerage	10,255	5,915	73.4	32,931
Information processing and communications	23,167	20,621	12.3	89,600
Occupancy and related depreciation	14,442	12,518	15.4	55,049
Business development expenses	7,848	6,766	16.0	32,790
Private equity entities cost of goods sold	11,365	14,999	(24.2)	48,802
Other	22,685	25,004	(9.3)	115,447

	172,530	158,435	8.9	700,050

Income from continuing operations before income taxes	33,404	29,098	14.8	445,600
Income tax expense	13,266	19,966	(33.6)	188,972

Income from continuing operations	20,138	9,132	120.5	256,628

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million in the year ended March 31, 2006)	—	1,606	—	99,413
Income tax expense	—	2,417	—	51,713

(Loss) gain on discontinued operations	—	(811)	—	47,700

Net income	20,138	8,321	142.0	304,328

	Yen		% Change	Yen
Per share of common stock:
Basic-
Income from continuing operations	10.52	4.72	122.9	134.10
(Loss) gain on discontinued operations	—	(0.42)	—	24.92

Net income	10.52	4.30	144.7	159.02

Diluted-
Income from continuing operations	10.50	4.72	122.5	133.89
(Loss) gain on discontinued operations	—	(0.42)	—	24.89

Net income	10.50	4.30	144.2	158.78

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from discontinued operations are separately reported.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	June 30, 2006	March 31, 2006	June 30, 2005
ASSETS
Cash and cash deposits:
Cash and cash equivalents	436,101	991,961	711,717
Time deposits	477,997	518,111	359,992
Deposits with stock exchanges and other segregated cash	67,397	45,564	60,082

	981,495	1,555,636	1,131,791

Loans and receivables:
Loans receivable	679,770	682,824	415,047
Receivables from customers	39,922	26,810	11,980
Receivables from other than customers	663,309	656,925	482,943
Allowance for doubtful accounts	(2,923)	(2,878)	(3,007)

	1,380,078	1,363,681	906,963

Collateralized agreements:
Securities purchased under agreements to resell	7,631,140	8,278,834	8,613,140
Securities borrowed	6,850,531	8,748,973	6,677,167

	14,481,671	17,027,807	15,290,307

Trading assets and private equity investments (including securities pledged as collateral):
Securities inventory	12,231,990	12,739,805	13,794,381
Derivative contracts	725,172	592,360	470,420
Private equity investments	287,535	365,276	330,705

	13,244,697	13,697,441	14,595,506

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥214,376 million at June 30, 2006, ¥211,521 million at March 31, 2006 and ¥196,090 million at June 30, 2005, respectively)	330,834	330,964	296,200
Lease deposits	46,029	47,582	47,315
Non-trading debt securities (including securities pledged as collateral)	260,158	220,593	276,386
Investments in equity securities	210,714	219,486	159,625
Investments in and advances to affiliated companies	225,235	223,912	233,022
Deferred tax assets	135,200	145,024	112,507
Assets of discontinued operations	—	—	930,133
Other	256,828	193,909	184,171

	1,464,998	1,381,470	2,239,359

Total assets	31,552,939	35,026,035	34,163,926

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities of discontinued operations in the previous year have been reclassified.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	June 30, 2006	March 31, 2006	June 30, 2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,474,783	691,759	497,901

Payables and deposits:
Payables to customers	302,538	247,511	239,393
Payables to other than customers	884,259	619,271	788,254
Time and other deposits received	349,996	372,949	335,784

	1,536,793	1,239,731	1,363,431

Collateralized financing:
Securities sold under agreements to repurchase	10,694,380	10,773,589	13,006,286
Securities loaned	5,099,776	6,486,798	4,268,462
Other secured borrowings	516,051	3,002,625	3,582,264

	16,310,207	20,263,012	20,857,012

Trading liabilities:
Securities sold but not yet purchased	5,066,946	5,880,919	4,831,655
Derivative contracts	652,175	646,708	527,649

	5,719,121	6,527,627	5,359,304

Other liabilities:
Accrued income taxes	15,827	188,770	21,367
Accrued pension and severance costs	65,163	65,041	78,316
Liabilities of discontinued operations	—	—	880,294
Other	390,001	388,169	295,240

	470,991	641,980	1,275,217

Long-term borrowings	3,964,290	3,598,599	2,967,746

Total liabilities	29,476,185	32,962,708	32,320,611

Commitments and contingencies (See Note 2)
Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at June 30, 2006, March 31, 2006, and June 30, 2005	182,800	182,800	182,800

Additional paid-in capital	160,694	159,527	156,759

Retained earnings	1,823,928	1,819,037	1,614,457

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(14,026)	(14,096)	(24,093)
Cumulative translation adjustments	4,896	(1,129)	(19,038)

	(9,130)	(15,225)	(43,131)

	2,158,292	2,146,139	1,910,885
Less-Common stock held in treasury, at cost - 60,097,536 shares, 61,055,664 shares, and 49,669,784 shares at June 30, 2006, at March 31, 2006 and June 30, 2005, respectively	(81,538)	(82,812)	(67,570)

Total shareholders’ equity	2,076,754	2,063,327	1,843,315

Total liabilities and shareholders’ equity	31,552,939	35,026,035	34,163,926

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities of discontinued operations in the previous year have been reclassified.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the three months ended		For the year ended
	June 30, 2006	June 30, 2005	March 31, 2006
Cash flows from operating activities from continuing operations:
Income from continuing operations	20,138	9,132	256,628
Adjustments to reconcile income from continuing operations to net cash (used in) provided by operating activities from continuing operations
Depreciation and amortization	12,135	10,403	42,812
Loss (gain) on investments in equity securities	20,509	2,825	(67,702)
Changes in operating assets and liabilities:
Time deposits	47,941	56,486	(81,193)
Deposits with stock exchanges and other segregated cash	(21,644)	(17,086)	(440)
Trading assets and private equity investments	485,249	1,067,030	2,302,636
Trading liabilities	(843,647)	20,757	1,084,026
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	596,750	(1,059,640)	(3,107,197)
Securities borrowed, net of securities loaned	526,758	(866,866)	(761,584)
Other secured borrowings	(2,484,996)	163,073	(416,566)
Loans and receivables, net of allowance	21,931	311,942	(75,773)
Payables and deposits received	303,505	402,555	157,956
Other, net	(268,258)	(35,154)	100,070

Net cash (used in) provided by operating activities from continuing operations	(1,583,629)	65,457	(566,327)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(12,445)	(7,499)	(83,983)
Proceeds from sales of office buildings, land, equipment and facilities	65	3,179	1,557
Payments for purchases of investments in equity securities	(24)	—	(2,126)
Proceeds from sales of investments in equity securities	203	9,629	10,523
(Increase) decrease in non-trading debt securities, net	(40,395)	1,499	56,824
Other, net	(1,654)	(5,394)	44,644

Net cash (used in) provided by investing activities from continuing operations	(54,250)	1,414	27,439

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	486,299	306,070	1,656,317
Decrease in long-term borrowings	(118,548)	(171,674)	(943,086)
Increase (decrease) in short-term borrowings, net	782,262	(21,348)	175,910
Proceeds from sales of common stock	858	6	871
Payments for repurchases of common stock	(34)	(33,849)	(49,507)
Payments for cash dividends	(68,620)	(19,422)	(42,290)

Net cash provided by financing activities from continuing operations	1,082,217	59,783	798,215

Effect of exchange rate changes on cash and cash equivalents	(198)	(52)	16,419
Discontinued operations, net	—	—	131,100

Net (decrease) increase in cash and cash equivalents	(555,860)	126,602	406,846
Cash and cash equivalents at beginning of the period	991,961	585,115	585,115

Cash and cash equivalents at end of the period	436,101	711,717	991,961

Note: Reclassifications -

          Cash flows from discontinued operations have been removed from cash flows from continuing operations.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Accounting policies:

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc.’s Annual Securities Report (the Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan) and Form 20-F (the Annual Report filed with the U.S. Securities and Exchange Commission) for the year ended March 31, 2006.

Nomura early adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” in this period.

2.	Credit and investment commitments and guarantees:

Commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments were as follows:

	Millions of yen
	June 30, 2006	March 31, 2006
Commitments to extend credit and to invest in partnerships	286,532	328,662

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these guarantees, other than derivative contracts, for which the fair values are recorded on the consolidated balance sheets at fair value were as follows:

	Millions of yen
	June 30, 2006	March 31, 2006
Standby letters of credit and other guarantees	6,843	6,993

3.	Comprehensive income:

	Millions of yen
	For the three months ended		For the year ended
	June 30, 2006	June 30, 2005	March 31, 2006
Net income	20,138	8,321	304,328

Other comprehensive income (loss), net of tax:
Change in cumulative translation adjustments	6,025	(955)	16,954
Minimum pension liability adjustment during the period	70	553	10,549

Total other comprehensive income (loss), net of tax	6,095	(402)	27,503

Comprehensive income	26,233	7,919	331,831

4.	Segment Information-Operating segment:

The following table shows business segment information and reconciliation items to the consolidated income statement information.

	Millions of yen		% Change	Millions of yen
	For the three months ended			For the year ended
	June 30, 2006 (A)	June 30, 2005 (B)	(A-B)/(B)	March 31, 2006

(1) Net revenue

Business segment information:
Domestic Retail	105,609	84,812	24.5	446,535
Global Markets	68,899	49,759	38.5	371,108
Global Investment Banking	18,808	12,785	47.1	99,666
Global Merchant Banking	12,123	(3,267)	—	68,244
Asset Management	17,636	13,968	26.3	65,843

Sub Total	223,075	158,057	41.1	1,051,396
Other	(13,301)	13,382	—	8,403

Net revenue	209,774	171,439	22.4	1,059,799

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(20,649)	(10,993)	—	59,320
Effect of consolidation/deconsolidation of certain private equity investee companies	16,809	27,087	(37.9)	26,531

Consolidated net revenue	205,934	187,533	9.8	1,145,650

(2) Non-interest expense

Business segment information:
Domestic Retail	63,070	54,507	15.7	249,330
Global Markets	54,573	50,486	8.1	213,387
Global Investment Banking	13,237	10,616	24.7	48,127
Global Merchant Banking	2,326	2,588	(10.1)	12,809
Asset Management	12,413	10,006	24.1	45,220

Sub Total	145,619	128,203	13.6	568,873
Other	9,706	5,820	66.8	38,934

Non-interest expense	155,325	134,023	15.9	607,807

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	17,205	24,412	(29.5)	92,243

Consolidated non-interest expenses	172,530	158,435	8.9	700,050

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	42,539	30,305	40.4	197,205
Global Markets	14,326	(727)	—	157,721
Global Investment Banking	5,571	2,169	156.8	51,539
Global Merchant Banking	9,797	(5,855)	—	55,435
Asset Management	5,223	3,962	31.8	20,623

Sub Total	77,456	29,854	159.4	482,523
Other *	(23,007)	7,562	—	(30,531)

Income before income taxes	54,449	37,416	45.5	451,992

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(20,649)	(10,993)	—	59,320
Effect of consolidation/deconsolidation of certain private equity investee companies	(396)	2,675	—	(65,712)

Income from continuing operations before income taxes	33,404	29,098	14.8	445,600
Income from discontinued operations before income taxes	—	1,606	—	99,413

Income before income taxes (Total of continuing operations and discontinued operation)	33,404	30,704	8.8	545,013

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		% Change	Millions of yen
	For the three months ended			For the year ended
	June 30, 2006 (A)	June 30, 2005 (B)	(A-B)/(B)	March 31, 2006
Net gain/loss on trading related to economic hedging transactions	(11,382)	(2,788)	—	(64,761)
Realized gain on investments in equity securities held for relationship purposes	140	8,168	(98.3)	8,382
Equity in earnings of affiliates	3,309	2,749	20.4	27,842
Corporate items	(7,163)	503	—	(7,443)
Others	(7,911)	(1,070)	—	5,449

Total	(23,007)	7,562	—	(30,531)

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information (Unaudited) contains the following items.

•	Quarterly Results - Consolidated Income Statement

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

•	Consolidated Income Statement Information

•	Business segment information

•	Reconciliation items of the business segment information to the consolidated income statement information

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen					% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006(A)	June 30, 2006(B)	(B-A)/(A)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	(32.3)
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	(65.4)
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	(7.6)
Net gain on trading	70,802	43,847	90,578	98,996	55,770	(43.7)
(Loss) gain on private equity investments	(2,490)	2,247	7,615	4,956	9,784	97.4
Interest and dividends	132,914	183,334	216,162	161,403	207,860	28.8
(Loss) gain on investments in equity securities	(2,825)	31,199	36,249	3,079	(20,509)	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	17.8
Other	6,900	5,735	19,115	27,003	4,178	(84.5)

Total revenue	319,634	414,837	553,980	504,389	401,730	(20.4)
Interest expense	132,101	142,220	194,200	178,669	195,796	9.6

Net revenue	187,533	272,617	359,780	325,720	205,934	(36.8)

Non-interest expenses:
Compensation and benefits	72,612	73,792	87,876	91,151	82,768	(9.2)
Commissions and floor brokerage	5,915	8,881	8,472	9,663	10,255	6.1
Information processing and communications	20,621	20,624	20,952	27,403	23,167	(15.5)
Occupancy and related depreciation	12,518	13,971	13,396	15,164	14,442	(4.8)
Business development expenses	6,766	8,167	7,622	10,235	7,848	(23.3)
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	60.5
Other	25,004	21,903	30,505	38,035	22,685	(40.4)

	158,435	160,347	182,535	198,733	172,530	(13.2)

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	(73.7)
Income tax expense	19,966	51,600	73,201	44,205	13,266	(70.0)

Income from continuing operations	9,132	60,670	104,044	82,782	20,138	(75.7)

Discontinued operations
Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—
Income tax expense	2,417	5,128	7,415	36,753	—	—

(Loss) gain on discontinued operations	(811)	211	2,448	45,852	—	—

Net income	8,321	60,881	106,492	128,634	20,138	(84.3)

	Yen					% Change
Per share of common stock:
Basic-
Net income	4.30	31.89	55.92	67.54	10.52	(84.4)

Diluted-
Net income	4.30	31.83	55.80	67.42	10.50	(84.4)

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from discontinued operations are separately reported.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information - Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated income statement.

	Millions of yen					% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006 (A)	June 30, 2006 (B)	(B-A)/(A)

(1) Net revenue

Business segment information:
Domestic Retail	84,812	101,434	136,732	123,557	105,609	(14.5)
Global Markets	49,759	77,740	115,175	128,434	68,899	(46.4)
Global Investment Banking	12,785	20,453	35,286	31,142	18,808	(39.6)
Global Merchant Banking	(3,267)	6,875	80,112	(15,476)	12,123	—
Asset Management	13,968	15,363	18,072	18,440	17,636	(4.4)

Sub Total	158,057	221,865	385,377	286,097	223,075	(22.0)
Other	13,382	(2,066)	992	(3,905)	(13,301)	—

Net revenue	171,439	219,799	386,369	282,192	209,774	(25.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(10,993)	31,266	36,266	2,781	(20,649)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	27,087	21,552	(62,855)	40,747	16,809	(58.7)

Consolidated net revenue	187,533	272,617	359,780	325,720	205,934	(36.8)

(2) Non-interest expense

Business segment information:
Domestic Retail	54,507	60,012	62,645	72,166	63,070	(12.6)
Global Markets	50,486	46,219	54,253	62,429	54,573	(12.6)
Global Investment Banking	10,616	11,336	12,014	14,161	13,237	(6.5)
Global Merchant Banking	2,588	2,194	2,510	5,517	2,326	(57.8)
Asset Management	10,006	10,683	11,825	12,706	12,413	(2.3)

Sub Total	128,203	130,444	143,247	166,979	145,619	(12.8)
Other	5,820	7,849	11,297	13,968	9,706	(30.5)

Non-interest expense	134,023	138,293	154,544	180,947	155,325	(14.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	24,412	22,054	27,991	17,786	17,205	(3.3)

Consolidated non-interest expenses	158,435	160,347	182,535	198,733	172,530	(13.2)

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	30,305	41,422	74,087	51,391	42,539	(17.2)
Global Markets	(727)	31,521	60,922	66,005	14,326	(78.3)
Global Investment Banking	2,169	9,117	23,272	16,981	5,571	(67.2)
Global Merchant Banking	(5,855)	4,681	77,602	(20,993)	9,797	—
Asset Management	3,962	4,680	6,247	5,734	5,223	(8.9)

Sub Total	29,854	91,421	242,130	119,118	77,456	(35.0)
Other *	7,562	(9,915)	(10,305)	(17,873)	(23,007)	—

Income before income taxes	37,416	81,506	231,825	101,245	54,449	(46.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(10,993)	31,266	36,266	2,781	(20,649)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	2,675	(502)	(90,846)	22,961	(396)	—

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	(73.7)
Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	30,704	117,609	187,108	209,592	33,404	(84.1)

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income/(loss) before income taxes in “Other”.

	Millions of yen					% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006 (A)	June 30, 2006 (B)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(2,788)	(8,463)	(17,555)	(35,955)	(11,382)	—
Realized gain (loss) on investments in equity securities held for relationship purposes	8,168	(67)	(17)	298	140	(53.0)
Equity in earnings of affiliates	2,749	2,939	8,296	13,858	3,309	(76.1)
Corporate items	503	(3,715)	(3,612)	(619)	(7,163)	—
Others	(1,070)	(609)	2,583	4,545	(7,911)	—

Total	7,562	(9,915)	(10,305)	(17,873)	(23,007)	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen
	For the three months ended					% Change	% Change
	June 30, 2005(C)	September 30, 2005	December 31, 2005	March 31, 2006(A)	June 30, 2006(B)	(B-A)/(A)	(B-C)/(C)
Commissions	55,152	77,498	106,187	117,488	79,579	(32.3)	44.3

Brokerage Commissions	31,581	50,975	76,630	88,222	44,554	(49.5)	41.1
Commissions for Distribution of Investment Trust	17,465	19,645	22,401	25,564	25,850	1.1	48.0
Fees from Investment Banking	14,719	24,068	28,569	41,463	14,351	(65.4)	(2.5)

Underwriting and Distribution	8,548	17,096	22,110	30,673	9,151	(70.2)	7.1
M&A /Financial Advisory Fees	6,154	6,949	6,389	10,760	5,178	(51.9)	(15.9)

Asset Management and Portfolio Service Fees	19,942	24,949	25,589	32,187	29,732	(7.6)	49.1

Asset Management Fees	16,885	22,009	21,999	28,213	26,179	(7.2)	55.0
Total	89,813	126,515	160,345	191,138	123,662	(35.3)	37.7

Net gain on trading

Merchant Banking	189	4,033	(580)	1,604	(2,643)	—	—
Equity Trading	38,901	15,393	32,764	61,015	31,724	(48.0)	(18.4)
Fixed Income and Other Trading	31,712	24,421	58,394	36,377	26,689	(26.6)	(15.8)

Total	70,802	43,847	90,578	98,996	55,770	(43.7)	(21.2)

Consolidated Income Statement Information :

US GAAP Figures

	Millions of yen
	For the three months ended					% Change	% Change
	June 30, 2005(C)	September 30, 2005	December 31, 2005	March 31, 2006(A)	June 30, 2006(B)	(B-A)/(A)	(B-C)/(C)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	(32.3)	44.3
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	(65.4)	(2.5)
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	(7.6)	49.1
Net gain on trading	70,802	43,847	90,578	98,996	55,770	(43.7)	(21.2)
Gain (loss) on private equity investments	(2,490)	2,247	7,615	4,956	9,784	97.4	—
Interest and dividends	132,914	183,334	216,162	161,403	207,860	28.8	56.4
Gain (loss) on investments in equity securities	(2,825)	31,199	36,249	3,079	(20,509)	—	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	17.8	(14.4)
Other	6,900	5,735	19,115	27,003	4,178	(84.5)	(39.4)

Total revenue	319,634	414,837	553,980	504,389	401,730	(20.4)	25.7
Interest expense	132,101	142,220	194,200	178,669	195,796	9.6	48.2

Net revenue	187,533	272,617	359,780	325,720	205,934	(36.8)	9.8

Non-interest expenses:
Compensation and benefits	72,612	73,792	87,876	91,151	82,768	(9.2)	14.0
Commissions and floor brokerage	5,915	8,881	8,472	9,663	10,255	6.1	73.4
Information processing and communications	20,621	20,624	20,952	27,403	23,167	(15.5)	12.3
Occupancy and related depreciation	12,518	13,971	13,396	15,164	14,442	(4.8)	15.4
Business development expenses	6,766	8,167	7,622	10,235	7,848	(23.3)	16.0
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	60.5	(24.2)
Other	25,004	21,903	30,505	38,035	22,685	(40.4)	(9.3)

	158,435	160,347	182,535	198,733	172,530	(13.2)	8.9

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	(73.7)	14.8

Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	30,704	117,609	187,108	209,592	33,404	(84.1)	8.8

Business segment information :

Total of business segments

	Millions of yen
	For the three months ended					% Change	% Change
	June 30, 2005 (C)	September 30, 2005	December 31, 2005	March 31, 2006 (A)	June 30, 2006 (B)	(B-A)/(A)	(B-C)/(C)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	(32.3)	44.3
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	(65.4)	(2.5)
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	(7.6)	49.1
Net gain on trading	70,802	43,847	90,578	98,996	55,770	(43.7)	(21.2)
Gain (loss) on private equity investments	(2,490)	2,408	96,445	(16,710)	15,059	—	—
Interest and dividends	132,850	183,389	216,107	161,363	207,837	28.8	56.4
Gain (loss) on investments in equity securities	8,168	(67)	(17)	298	140	(53.0)	(98.3)
Private equity entities product sales	—	—	—	—	—	—	—
Other	4,371	5,827	16,947	25,671	2,996	(88.3)	(31.5)

Total revenue	303,514	361,919	580,405	460,756	405,464	(12.0)	33.6
Interest expense	132,075	142,120	194,036	178,564	195,690	9.6	48.2

Net revenue	171,439	219,799	386,369	282,192	209,774	(25.7)	22.4

Non-interest expenses:
Compensation and benefits	69,148	69,985	84,477	87,654	79,461	(9.3)	14.9
Commissions and floor brokerage	5,478	8,561	8,063	9,312	9,819	5.4	79.2
Information processing and communications	20,454	20,508	20,779	27,345	23,005	(15.9)	12.5
Occupancy and related depreciation	11,270	12,847	12,368	14,268	13,409	(6.0)	19.0
Business development expenses	6,255	7,708	7,036	9,612	7,225	(24.8)	15.5
Private equity entities cost of goods sold	—	—	—	—	—	—	—
Other	21,418	18,684	21,821	32,756	22,406	(31.6)	4.6

	134,023	138,293	154,544	180,947	155,325	(14.2)	15.9

Income from continuing operations before income taxes	37,416	81,506	231,825	101,245	54,449	(46.2)	45.5

Income from discontinued operations before income taxes	—	—	—	—	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	37,416	81,506	231,825	101,245	54,449	(46.2)	45.5

Reconciliation items of the business segment information to the consolidated income statement information :

Effect of consolidation/deconsolidation of private equity investee companies and unrealized loss/gain on investments in equity securities held for relationship purposes

	Millions of yen
	For the three months ended					% Change	% Change
	June 30, 2005 (C)	September 30, 2005	December 31, 2005	March 31, 2006 (A)	June 30, 2006 (B)	(B-A)/(A)	(B-C)/(C)
Revenue:
Commissions	—	—	—	—	—	—	—
Fees from investment banking	—	—	—	—	—	—	—
Asset management and portfolio service fees	—	—	—	—	—	—	—
Net gain on trading	—	—	—	—	—	—	—
Gain (loss) on private equity investments	—	(161)	(88,830)	21,666	(5,275)	—	—
Interest and dividends	64	(55)	55	40	23	(42.5)	(64.1)
Gain (loss) on investments in equity securities	(10,993)	31,266	36,266	2,781	(20,649)	—	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	17.8	(14.4)
Other	2,529	(92)	2,168	1,332	1,182	(11.3)	(53.3)

Total revenue	16,120	52,918	(26,425)	43,633	(3,734)	—	—
Interest expense	26	100	164	105	106	1.0	307.7

Net revenue	16,094	52,818	(26,589)	43,528	(3,840)	—	—

Non-interest expenses:
Compensation and benefits	3,464	3,807	3,399	3,497	3,307	(5.4)	(4.5)
Commissions and floor brokerage	437	320	409	351	436	24.2	(0.2)
Information processing and communications	167	116	173	58	162	179.3	(3.0)
Occupancy and related depreciation	1,248	1,124	1,028	896	1,033	15.3	(17.2)
Business development expenses	511	459	586	623	623	0.0	21.9
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	60.5	(24.2)
Other	3,586	3,219	8,684	5,279	279	(94.7)	(92.2)

	24,412	22,054	27,991	17,786	17,205	(3.3)	(29.5)

Income from continuing operations before income taxes	(8,318)	30,764	(54,580)	25,742	(21,045)	—	—

Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—

Income before income taxes (Total of continuing operations and discontinued operations)	(6,712)	36,103	(44,717)	108,347	(21,045)	—	—

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

*The amounts are rounded to the nearest million.

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

INCOME STATEMENT INFORMATION

	Millions of yen
	For the three months ended		For the year ended
	June 30, 2006	June 30, 2005	March 31, 2006
Operating revenue	210,983	123,689	220,699
Operating expenses	26,187	22,765	97,648

Operating income	184,796	100,923	123,050

Non-operating income	1,372	1,561	8,401
Non-operating expenses	244	82	169

Ordinary income	185,924	102,403	131,282

Special profits	142	8,174	8,987
Special losses	22	—	124,313

Income before income taxes	186,043	110,577	15,956

Income taxes - current	2,174	4,223	12,681
Income taxes - deferred	1,274	1,975	(14,603)

Net income	182,595	104,379	17,878

Unappropriated retained earnings brought forward		48,121	48,121

Interim dividend		—	22,868

Unappropriated retained earnings		152,499	43,131

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

BALANCE SHEET INFORMATION

	Millions of yen
	June 30, 2006	June 30, 2005	March 31, 2006
Assets
Current Assets	1,992,512	1,494,745	1,831,963
Fixed Assets	1,821,184	1,835,608	1,795,813

Total Assets	3,813,696	3,330,353	3,627,776

Liabilities
Current Liabilities	1,755,967	1,181,458	1,574,943
Long-term Liabilities	510,668	618,445	606,185

Total Liabilities	2,266,635	1,799,903	2,181,128

Shareholders’ Equity
Total Shareholders’ Equity		1,530,451	1,446,649

Total Liabilities and Shareholders’ Equity		3,330,353	3,627,776

Net Assets
Total Net Assets	1,547,061

Total Liabilities and Net Assets	3,813,696

NOMURA SECURITIES CO., LTD.

INCOME STATEMENT INFORMATION

	Millions of yen
	For the three months ended		Comparison (A-B)/(B)(%)	For the year ended	Comparison (A*4-C)/(C)(%)
	June 30, 2006 (A)	June 30, 2005 (B)		March 31, 2006 (C)
Operating revenue	164,748	151,412	8.8	842,612	(21.8)

Commissions	93,501	70,069	33.4	460,695	(18.8)
Net gain on trading	38,521	57,546	(33.1)	283,124	(45.6)
Net gain on other inventories	5	3	93.4	12	68.9
Interest and dividend income	32,720	23,794	37.5	98,781	32.5

Interest expenses	21,984	20,997	4.7	69,179	27.1

Net operating revenue	142,764	130,415	9.5	773,433	(26.2)

Selling, general and administrative expenses	94,917	84,071	12.9	387,303	(2.0)

Operating income	47,847	46,343	3.2	386,130	(50.4)

Non-operating income	198	475	(58.4)	2,040	(61.2)
Non-operating expenses	445	382	16.5	2,017	(11.7)

Ordinary income	47,599	46,437	2.5	386,153	(50.7)

Special profits	37	12	207.8	—	—
Special losses	279	255	9.5	1,444	(22.6)

Income before income taxes	47,357	46,194	2.5	384,709	(50.8)

Income taxes - current	2,772	18,386	(84.9)	191,783	(94.2)
Income taxes - deferred	16,172	219	7,277.8	(39,102)	—

Net income	28,414	27,589	3.0	232,028	(51.0)

Unappropriated retained earnings brought forward		64,095		64,095

Unappropriated retained earnings		91,683		296,123

NOMURA SECURITIES CO., LTD.

BALANCE SHEET INFORMATION

	Millions of yen
	June 30, 2006	June 30, 2005	March 31, 2006
Assets
Current Assets:	12,169,873	13,386,445	15,346,728

Trading Assets	5,454,380	7,608,498	5,982,953
Loans with securities as collateral	6,023,554	4,978,491	8,039,423
Other	691,940	799,457	1,324,351

Fixed Assets	63,053	76,940	101,026

Total Assets	12,232,926	13,463,385	15,447,754

Liabilities and Shareholder’s Equity
Liabilities
Current Liabilities:	10,769,849	12,212,187	13,943,748

Trading liabilities	3,032,638	2,792,704	3,653,958
Borrowings with securities as collateral	4,401,697	3,980,762	5,043,715
Other	3,335,514	5,438,721	5,246,075

Long-term Liabilities	620,763	554,680	602,199

Statutory Reserves	3,384	2,256	3,105

Total Liabilities	11,393,995	12,769,123	14,549,052

Total Shareholder’s Equity		694,262	898,702

Total Liabilities and Shareholder’s Equity		13,463,385	15,447,754

Net Assets	838,931

Total Liabilities and Net Assets	12,232,926

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

(Millions of yen except percentages)

	Three Months Ended				Comparison (A-B)/(B)(%)		Year Ended March 31, 2006 (C)
	June 30, 2006 (A)		June 30, 2005 (B)
Brokerage commissions	37,414		27,774		34.7%		219,431

[Stocks]	[34,882	]	[25,467	]	[37.0	]	[205,702	]
Underwriting commissions	5,573		4,643		20.0		50,373

[Stocks]	[4,956	]	[3,499	]	[41.6	]	[45,672	]
[Bonds]	[617	]	[1,144	]	[(46.1	)]	[4,699	]
Distribution commissions	26,737		18,783		42.4		89,943

[Investment trust certificates]	[25,815	]	[17,424	]	[48.2	]	[84,921	]
Other commissions	23,778		18,869		26.0		100,948

[Investment trust certificates]	[10,211	]	[7,026	]	[45.3	]	[38,825	]

Total	93,501		70,069		33.4		460,695

(2) Breakdown by Product

(Millions of yen except percentages)

	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2006 (C)
	June 30, 2006 (A)	June 30, 2005 (B)
Stocks	40,682	29,561	37.6%	256,566
Bonds	2,538	3,787	(33.0)	15,587
Investment trust certificates	38,462	26,654	44.3	135,381
Others	11,819	10,067	17.4	53,160

Total	93,501	70,069	33.4	460,695

2. Net Gain/Loss on Trading

(Millions of yen except percentages)

	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2006 (C)
	June 30, 2006 (A)	June 30, 2005 (B)
Stocks	20,108	20,136	(0.1)%	124,560
Bonds and forex	18,413	37,410	(50.8)	158,564

Total	38,521	57,546	(33.1)	283,124

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

(Millions of shares or yen except per share data and percentages)

	Three Months Ended				Comparison (A-B)/(B)(%)		Year Ended March 31, 2006 (C)
	June 30, 2006 (A)		June 30, 2005 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	17,896	27,683,651	14,128	14,759,577	26.7%	87.6%	79,786	99,032,825

[Brokerage]	11,118	17,026,314	9,158	9,063,031	21.4	87.9	52,982	62,640,790
[Proprietary Trading]	6,778	10,657,337	4,970	5,696,545	36.4	87.1	26,804	36,392,035

Brokerage / Total	62.1%	61.5%	64.8%	61.4%			66.4%	63.3%

TSE Share	6.4%	7.1%	5.8%	7.0%			6.0%	7.3%

Brokerage Commission per share (yen)	3.11		2.76				3.86

4. Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Three Months Ended		Comparison (A-B)/ (B)(%)	Year Ended March 31, 2006 (C)
	June 30, 2006 (A)	June 30, 2005 (B)
Underwriting
Stocks (number of shares)	28	19	48.9%	420
(yen amount)	259,456	73,622	252.4	1,122,472
Bonds (face value)	1,379,246	2,309,733	(40.3)	8,740,809
Investment trust certificates (yen amount)	—	—	—	—
Commercial paper and others (face value)	—	30,400	(100.0)	86,100
Subscription and Distribution*
Stocks (number of shares)	31	274	(88.6)	1,112
(yen amount)	280,625	105,059	167.1	1,393,866
Bonds (face value)	885,914	877,453	1.0	3,393,022
Investment trust certificates (yen amount)	4,963,785	3,886,138	27.7	20,506,780
Commercial paper and others (face value)	—	5,400	(100.0)	57,400

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

(Millions of yen except percentages)

			June 30, 2006	June 30, 2005	March 31, 2006
Tier I		(A)	836,480	694,262	808,067

Tier II	Valuation and translation adjustments		2,450	—	—
	Statutory reserves		3,384	2,256	3,104
	Allowance for doubtful accounts		22	18	26
	Subordinated debt		310,000	319,500	310,000

	Total	(B)	315,857	321,774	313,130

Illiquid Asset		(C)	154,561	236,784	177,390

Net Capital (A) + (B) - (C) =		(D)	997,776	779,253	943,807

	Market risk		58,321	57,843	78,687
Risk	Counterparty risk		210,548	143,721	203,853
	Basic risk		106,700	93,312	102,528

	Total	(E)	375,571	294,877	385,069

Capital Adequacy Ratio		(D)/(E)(%)	265.6%	264.2%	245.1%

News Release

Nomura Reports First Quarter Financial Results

Tokyo, July 26, 2006—Nomura Holdings, Inc. today reported consolidated financial results for the first quarter of the fiscal year ending March 31, 2007.

Net revenue for the first quarter was 205.9 billion yen (US$1.8 billion)1, a 37% decline from the previous quarter and 10% year-on-year increase. Income before income taxes of 33.4 billion yen (US$292 million) was down 84% quarter-on-quarter and up 9% compared to the prior-year period. Net income declined 84% quarter-on-quarter and increased 2.4 times year-on-year to 20.1 billion yen (US$176 million). ROE for the first quarter was 3.9%.

The first quarter dividend will be 8 yen per share, in line with the target dividend previously announced. Payment of the dividend is planned for September 1, 2006.

“The first quarter proved tough overall compared to the previous quarter. However, we continue to make steady progress with our strategy to expand into new areas of growth,” said Nobuyuki Koga, Nomura President and CEO.

First quarter highlights

•	Domestic Retail: Continued expansion with strong growth in investment trusts and variable annuities, spurred on by the ongoing shift from savings to investment; Net asset inflow reached 2 trillion yen for the first time since the third quarter of the fiscal year ended March 2005.

•	Global Markets: Strengthened the functions of Nomura Capital Investment by actively expanding loan-related business; Held Reevaluate Japan seminars in major markets.

•	Global Investment Banking: Ranked number one in Equity and Equity-related league table (Japan-related)[2] for six months to June.

•	Global Merchant Banking: Investment and exit cycle gained traction with new investments and sale of investment assets.

•	Asset Management: Net assets in funds for bank customers and Nomura Global 6 Assets Diversified Fund distributed by Japan Post grew steadily.

•	Joinvest Securities: Progressing smoothly since start of business in May.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 114.51 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2006. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.
[2]	Source: Thomson Financial

-more-

First quarter business segment results

Total net revenue from business segments for the first quarter was 209.8 billion yen (US$1.8 billion), a 26% decline compared to the previous quarter and 22% year-on-year increase. Income before income taxes from business segments was 54.4 billion yen (US$475 million), down 46% quarter-on-quarter and up 46% from the year-ago quarter.

Domestic Retail

Net revenue in Domestic Retail was 105.6 billion yen, a sequential decrease of 15% and year-on-year rise of 25%. Income before income taxes declined 17% quarter-on-quarter and increased 40% year-on-year to 42.5 billion yen. Although distribution of investment trusts matched to customer needs was robust during the first quarter, the quarter-on-quarter declines come as equity transaction values dropped on the back of a correction in the domestic stock market.

While net asset inflow for the quarter was strong at approximately 2 trillion yen, Domestic Client Assets as of June 30, 2006, declined by 3.8 trillion yen compared to the end of March to 76.7 trillion yen, mainly due to the decline in the stock market.

Global Markets

Global Markets net revenue decreased 46% quarter-on-quarter and increased 38% compared to the prior-year period to 68.9 billion yen. Income before income taxes of 14.3 billion yen was down 78% from the previous quarter and grew by 15.1 billion yen compared to first quarter of last year. The main factors behind the declines from the previous quarter include: In Fixed Income, softer revenue from the asset finance business and reduced trading revenue due to a decline in sales of foreign currency bonds and structured bonds; and in Equity, a decline in order flow from block trades and lower trading revenue due to the stock market decline.

While Global Markets revenue declined overall compared to the previous quarter, operations continue to grow as the securitization business in the Americas steadily expands and the equity derivative business led by Europe starts showing results through going global and strengthening product supply capabilities.

-more-

Global Investment Banking

In Global Investment Banking, net revenue totaled 18.8 billion yen, a sequential decline of 40% and year-on-year rise of 47%. Income before income taxes declined 67% quarter-on-quarter and increased by 2.6 times year-on-year to 5.6 billion yen. The quarter-on-quarter declines come as the overall value of equity financing in the market dropped due to seasonal factors.

In equity underwriting, Nomura acted as lead manager on such deals as the offering of Mitsubishi UFJ Financial Group shares by The Resolution and Collection Corporation, topping the Equity and Equity-Related (Japan) league table2 for the six months to June 2006. In the solution business, MPO results for the first quarter totaled eight deals and 342.2 billion yen, including a 300 billion yen deal for Sojitz. In M&A, Nomura acted as financial advisor on such deals as the sale of Wakodo by Sankyo to Asahi Breweries, and the deal to turn Kirin Beverages into a wholly-owned subsidiary of Kirin Brewery.

Global Merchant Banking

Global Merchant Banking net revenue totaled 12.1 billion yen and income before income taxes was 9.8 billion yen, due mainly to realized and unrealized gains from the partial sale of Terra Firma investee companies. In addition, gains from the sale of part of Nomura Principal Finance’s (NPF) stake in Resort Solution to Mitsui Fudosan and unrealized gains/losses from investee companies were also booked during the quarter.

In terms of new investments, NPF conducted a tender offer for Skylark, a major restaurant chain in Japan, via a special purpose vehicle in which it holds the majority stake. As recently announced, a 94% stake in Skylark was acquired through the tender offer.

Asset Management

Asset Management net revenue declined 4% quarter-on-quarter and increased 26% year-on-year to 17.6 billion yen. Income before income taxes decreased 9% from the previous quarter and increased 32% year-on-year to 5.2 billion yen.

Funds offering frequent distributions such as the My Story Profit Distribution-type Fund continued to expand during the quarter along with newly-lunched funds. As of the end of June, total assets under management in Asset Management declined by 150 billion yen from the end of March 2006 to 23 trillion yen due to the stock market decline.

-more-

Assets under management in funds for bank customers totaled 890.5 billion yen at the end of June, up 89.7 billion yen from the end of March. Assets in the Nomura Global 6 Assets Diversified Fund distributed by Japan Post totaled 166.4 billion yen, representing a 76.4 billion yen increase and 73% market share of funds distributed by Japan Post.

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591

Larry Heiman	Corporate Communications Dept., Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 137 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

-more-

First quarter of fiscal year ending March 31, 2007 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	(B-A)/(A)	June 30, 2005 (2005.4.1~ 2005.6.30) (C)	(B-C)/(C)
Net revenue	205.9	325.7	(36.8)	187.5	9.8
Non-interest expense	172.5	198.7	(13.2)	158.4	8.9

Income from continuing operations before income taxes	33.4	127.0	(73.7)	29.1	14.8
Income from discontinued operations before income taxes	—	82.6	—	1.6	—

Income before income taxes	33.4	209.6	(84.1)	30.7	8.8

Income from continuing operations	20.1	82.8	(75.7)	9.1	120.5
Gain on discontinued operation	—	45.9	—	(0.8)	—

Net income	20.1	128.6	(84.3)	8.3	142.0

Return on equity (ROE)	3.9%	25.4%	—	1.8%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	(B-A)/(A)	June 30, 2005 (2005.4.1~ 2005.6.30) (C)	(B-C)/(C)
Net revenue	209.8	282.2	(25.7)	171.4	22.4
Non-interest expense	155.3	180.9	(14.2)	134.0	15.9

Income before income taxes	54.4	101.2	(46.2)	37.4	45.5

First quarter of fiscal year ending March 31, 2007 (2)

(1) Net revenue	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	(B-A)/(A)	June 30, 2005 (2005.4.1~ 2005.6.30) (C)	(B-C)/(C)
Business segment information:
Domestic Retail	105.6	123.6	(14.5)	84.8	24.5
Global Markets	68.9	128.4	(46.4)	49.8	38.5
Global Investment Banking	18.8	31.1	(39.6)	12.8	47.1
Global Merchant Banking	12.1	(15.5)	—	(3.3)	—
Asset Management	17.6	18.4	(4.4)	14.0	26.3

Sub Total	223.1	286.1	(22.0)	158.1	41.1
Other	(13.3)	(3.9)	—	13.4	—

Net revenue	209.8	282.2	(25.7)	171.4	22.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	(20.6)	2.8	—	(11.0)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	16.8	40.7	(58.7)	27.1	(37.9)

Consolidated net revenue	205.9	325.7	(36.8)	187.5	9.8

(2) Non-interest expenses

Business segment information:
Domestic Retail	63.1	72.2	(12.6)	54.5	15.7
Global Markets	54.6	62.4	(12.6)	50.5	8.1
Global Investment Banking	13.2	14.2	(6.5)	10.6	24.7
Global Merchant Banking	2.3	5.5	(57.8)	2.6	(10.1)
Asset Management	12.4	12.7	(2.3)	10.0	24.1

Sub Total	145.6	167.0	(12.8)	128.2	13.6
Other	9.7	14.0	(30.5)	5.8	66.8

Non-interest expense	155.3	180.9	(14.2)	134.0	15.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	17.2	17.8	(3.3)	24.4	(29.5)

Consolidated non-interest expenses	172.5	198.7	(13.2)	158.4	8.9

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	42.5	51.4	(17.2)	30.3	40.4
Global Markets	14.3	66.0	(78.3)	(0.7)	—
Global Investment Banking	5.6	17.0	(67.2)	2.2	156.8
Global Merchant Banking	9.8	(21.0)	—	(5.9)	—
Asset Management	5.2	5.7	(8.9)	4.0	31.8

Sub Total	77.5	119.1	(35.0)	29.9	159.4
Other	(23.0)	(17.9)	—	7.6	—

Income before income taxes	54.4	101.2	(46.2)	37.4	45.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	(20.6)	2.8	—	(11.0)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	(0.4)	23.0	—	2.7	—

Income from continuing operations before income taxes	33.4	127.0	(73.7)	29.1	14.8
Income from discontinued operations before income taxes	—	82.6	—	1.6	—

Income before income taxes (Total of continuing operations and discontinued operation)	33.4	209.6	(84.1)	30.7	8.8

*	Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2006 (2006.4.1~ 2006.6.30) (B)	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	(B-A)/(A)	June 30, 2005 (2005.4.1~ 2005.6.30) (C)	(B-C)/(C)
Net gain/loss on trading related to economic hedging transactions	(11.4)	(36.0)	—	(2.8)	—
Realized gain (loss) on investments in equity securities held for relationship purpose	0.1	0.3	(53.0)	8.2	(98.3)
Equity in earnings of affiliates	3.3	13.9	(76.1)	2.7	20.4
Corporate items	(7.2)	(0.6)	—	0.5	—
Others	(7.9)	4.5	—	(1.1)	—

Total	(23.0)	(17.9)	—	7.6	—

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